UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date Of Report (Date Of Earliest Event Reported): January 31, 2005

Commission File Number 33-83618

SELKIRK COGEN PARTNERS, L.P.
(Exact name of Registrant as specified in its charter)

Delaware	**51-0324332**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

SELKIRK COGEN FUNDING CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	**51-0354675**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

9405 Arrowpoint Blvd., Charlotte, North Carolina 28273-8110
(Address of principal executive offices, including zip code)

(704) 525-3800
(Registrants' telephone number, including area code)

Item 5.01 Change in Control of Registrant

On January 31, 2005, Cogentrix Energy, Inc., an affiliate of the Partnership ("Cogentrix") through its subsidiaries Cogentrix Power Holdings I LLC and Cogentrix Power Holdings II LLC (formerly known as GS Power Holdings II LLC), acquired the equity interests in 11 power plants, a natural gas pipeline and related assets from National Energy & Gas Transmission, Inc. ("NEGT") for approximately $550 million, including third-party costs (the "Cogentrix Acquisition"). Financing for the Cogentrix Acquisition was provided by an intercompany loan.

Included in the Cogentrix Acquisition were NEGT's indirect ownership interests in JMC Selkirk, Inc. (the "Managing General Partner"), the managing general partner of Selkirk Cogen Partners, L.P. (the "Partnership"). The Managing General Partner holds a 0.0912% general partner interest and a 1.9506% limited partner interest in the Level I Distributions of the Partnership. Also included in the Cogentrix Acquisition were 100% of the outstanding equity interests in JMCS I Management, Inc., the Partnership's project management firm (the "Project Management Firm"), and NEGT's indirect 50% ownership interest in PentaGen Investors, L.P., which holds a 5.2502% limited partner interest in the Level I Distributions of the Partnership. Prior to the consummation of the Cogentrix Acquisition, Cogentrix, through its 10.9% ownership interest in Beale Generating Company, indirectly held a 0.0099% general partner interest and a 0.4988% limited partner interest in the Level I Distributions of the Partnership. The Cogentrix Acquisition increased Cogentrix's aggregate indirect ownership in the Level I Distributions of the Partnership to a 0.0912% general partner interest and a 4.5757% limited partner interest. The Partnership owns 100% of the outstanding common stock of Selkirk Cogen Funding Corporation (the "Funding Corporation"). See Item 12. "Security Ownership of Certain Beneficial Owners and Management" in the Partnership's Annual Report for the period ending December 31, 2003 on Form 10-K.

The Managing General Partner is delegated authority under the Partnership Agreement for the management and control of the business and affairs of the Partnership, subject to certain limitations set forth in the Partnership Agreement, including the requirement that the consent of both general partners (acting through the Management Committee) be obtained for specified actions of the Partnership. Day-to-day management and administration of the facility is carried out by the Project Management Firm pursuant to an administrative services agreement under the supervision of the Managing General Partner.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Departure of Directors and Principal Officers

In conjunction with the Cogentrix Acquisition, effective January 31, 2005, the following directors and executive officers resigned from their positions in the Funding Corporation and the Managing General Partner.

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The Funding Corporation:

Name	Position
P. Chrisman Iribe	President and Director
William H. Runge, III	Director
Sanford L. Hartman	Assistant Secretary and Director
J. Tracy Mey	Controller and Chief Accounting Officer

The Managing General Partner:

Name	Position
P. Chrisman Iribe	President and Director
William H. Runge, III	Director
Sanford L. Hartman	Assistant Secretary and Director
J. Tracy Mey	Controller and Chief Accounting Officer

Election of Directors and Appointment of Principal Officers

In conjunction with the Cogentrix Acquisition, effective January 31, 2005, the following directors were elected and executive officers were appointed to their positions in the Funding Corporation and the Managing General Partner.

The Funding Corporation:

Name	Position
Thomas J. Bonner	President and Director
John W. O'Connor	Vice President, Treasurer, Controller, Chief Accounting Officer and Director
Elizabeth L. Rippetoe	Secretary and Director

The Managing General Partner:

Name	Position
Thomas J. Bonner	President and Director
John W. O'Connor	Vice President, Treasurer, Controller, Chief Accounting Officer and Director
Elizabeth L. Rippetoe	Secretary and Director

Thomas J. Bonner, age 50, is Vice President, Operations of Cogentrix, and has been associated with Cogentrix since 1987. Prior to joining Cogentrix, Mr. Bonner spent five years as a utility manager in an integrated fiber and chemical production facility. Mr. Bonner holds a B.S. from the U.S. Naval Academy, and an M.B.A. from Old Dominion University.

John W. O'Connor, age 36, is Co-Chief Financial Officer and Chief Administrative Officer of Cogentrix, and has been associated with Cogentrix since 1994. Mr. O'Connor became Co-Chief Financial Officer and Chief Administrative Officer in December 2004 after serving as Vice President — Finance and Treasurer of Cogentrix since 2001. He is currently responsible for the corporate finance, project finance and treasury functions at Cogentrix. Since joining Cogentrix in 1994, he has served in various capacities in the finance group including Vice President — Controller from 1997 to 2000. His responsibilities have included oversight of the accounting, budgeting, external reporting, and tax compliance and planning functions. Prior to joining Cogentrix, Mr. O'Connor worked for Arthur Andersen. Mr. O'Connor holds a B.S. from Wake Forest University and an M.B.A from Massachusetts Institute of Technology.

Elizabeth L. Rippetoe is Vice President — Legal Counsel of Cogentrix, and has been associated with Cogentrix since March 1995, excluding the periods between February 2003 and March 2004. Prior to joining Cogentrix, Ms. Rippetoe was an attorney in private practice with Moore & Van Allen, PLLC in Charlotte, North Carolina and Milbank, Tweed, Hadley & McCloy LLP in New York, New York. Ms. Rippetoe graduated from Vanderbilt Law School in 1988.

Audit Committee

The Board of Directors of each of the Managing General Partner and the Funding Corporation performs the functions and responsibilities of an audit committee of the Partnership and the Funding Corporation, respectively. Each such Board of Directors has determined that one of its members, John W. O'Connor, is an audit committee financial expert as defined in Item 401(h) of the Securities and Exchange Commission's Regulation S-K, and has also determined that O'Connor is not "independent" within the meaning of such provision because he is an executive officer of Cogentrix. The Partnership and the Funding Corporation, however, are not required under the Commission's rules implementing Section 10A(m) of the Securities Exchange Act of 1934, as amended, to have an audit committee consisting of "independent" members because they are not listed issuers within the meaning of such rules.

Item 5.05 Amendments to the Registrants Code of Ethics, or Waiver of a Provision of the Code of Ethics.

Amendment to Code of Ethics

As employees of Cogentrix, the principal executive officer, principal financial officer and chief accounting officer or controller of both the Managing General Partner and the Funding Corporation are subject to the Code of Business Conducts and Ethics of the ultimate parent of Cogentrix (the "Code of Ethics"). The Code of Ethics is intended to promote honest and ethical conduct and compliance with the laws and governmental rules and regulations to which the companies are subject. A copy of the Code of Ethics can be found at http://www.gs.com/our_firm/investor_relations/corporate_governance/articles/corporate_governance_030 224195742.html.

Item 8.01 Other Events.

Credit Ratings

On February 1, 2005, Standard & Poor's Ratings Services announced that NEGT's sale of its equity interests in 11 power plants, including the Funding Corporation, does not affect the BBB- rating on the Funding Corporation's $227 million bonds due 2012 and the $165 million bonds due 2007.

Cautionary Statement Regarding Forward-Looking Statements

The information in this Current Report on Form 8-K includes forward-looking statements about the future that are necessarily subject to various risks and uncertainties. Use of words like "anticipate," "estimate," "intend," "project," "plan," "expect," "will," "believe," "could," and similar expressions help identify forward-looking statements under the Private Securities Litigation Reform Act. These statements are based on current expectations and assumptions, which the Partnership believes are reasonable and on information currently available to the Partnership. Actual results could differ materially from those contemplated by the forward-looking statements. Consequently, the forward-looking statements in this Current Report should not be regarded as representations by the Partnership or any other person that the expected outcomes can or will be achieved. Some of the factors that could cause future results to differ materially from those expressed or implied by the forward-looking statements are described in the Partnership's Annual Report for the period ending December 31, 2003 on Form 10-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

SELKIRK COGEN PARTNERS, L.P.

By: JMC SELKIRK, INC.,
       its Managing General Partner

Date: February 4, 2005

/s/ JOHN W. O'CONNOR
Name: John W. O'Connor
Title: Vice President, Treasurer, Controller and
       Chief Accounting Officer

SELKIRK COGEN FUNDING CORPORATION

Date: February 4, 2005

/s/ JOHN W. O'CONNOR
Name: John W. O'Connor
Title: Vice President, Treasurer, Controller and
       Chief Accounting Officer

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